Exhibit 99.1

No. 53/08

IAMGOLD Options Merrex Gold’s Siribaya Gold Project in Mali
and Confirms Equity Position in Merrex Gold

Toronto, Ontario - December 23, 2008 – IAMGOLD Corporation (“IAMGOLD”) has entered into a definitive Option Agreement (“Agreement”) to earn a 50% interest in the Siribaya Gold project in Mali, West Africa, which is 100% controlled by Merrex Gold Inc. (“Merrex”) (MXI: TSXV).  IAMGOLD can earn its interest by spending Cdn$10.5 million over four years.  As part of the Agreement, IAMGOLD completed a private placement of Cdn$1.5 million in Merrex by subscribing for 4,285,714 units at $0.35 per unit.  Each unit is comprised of one common share of Merrex and one 12-month warrant, exerciseable at $0.45 per share.

As a result, IAMGOLD holds 4,285,714 common shares of Merrex, representing approximately 6.47% of the outstanding common shares of Merrex.  If IAMGOLD were to exercise all warrants of Merrex, IAMGOLD would control an aggregate of 8,571,426 common shares of Merrex, or 12.15% of the resulting outstanding common shares (on a partially diluted basis).

Other than as agreed to in consideration for the Siribaya Agreement, IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of Merrex.

The Siribaya gold project consists of a 700 square kilometer land package in western Mali that covers two major regional structural trends that hold significant potential for economic gold mineralization.  Merrex has spent over $8.0 million to date on exploration at Siribaya and has reported significant gold intersections along a two kilometer segment of an anomalous gold trend that extends for more than six kilometers within the land package.  In addition, higher grade gold drill intersections from a breccia-hosted sulphide-gold zone are also a priority target for further drilling.  Merrex also has an established presence in western Mali and will continue as the initial operator at Siribaya.

Mike Donnelly, IAMGOLD’s Senior VP, Exploration says, “We are pleased to enter into this arrangement with Merrex.  We are excited by the early results that Merrex has had on both the zones along the main regional structures, but also by the results from the breccia zone as these attest to the potential across this large 700 square kilometer property.  IAMGOLD has considerable exploration knowledge and experience in this part of West Africa and we see good potential to discover a significant gold deposit at Siribaya.”

IAMGOLD’s President & CEO, Joseph Conway adds, “With our recent announcement of the proposed acquisition of Orezone Resources Inc., with its four million ounce gold deposit under construction in Burkina Faso, we have firmly established IAMGOLD as a leading gold company in West Africa.  The agreement with Merrex further advances IAMGOLD’s strategy of building the Company’s resource base and production profile in West Africa.  Our experience in West Africa dates back to IAMGOLD’s initial discovery and ongoing involvement in the Sadiola and Yatela gold mines that spans almost 20 years in Mali alone.  About 50% of IAMGOLD’s almost one million ounces of gold production this year is from Africa. ”

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 8 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec where it has a pipeline of development and exploration projects. It continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation

Elaine Ellingham
Senior VP, Investor Relations & Communications
Tel: 416 360 4743 Toll-free: 1-888-IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
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